BY EDGAR

July 23, 2018

Mr. Ethan Horowitz

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F Street N.E.

Washington, D.C. 20549

RE:	Helmerich & Payne, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2017 Filed November 22, 2017 File No. 001-04221

Dear Mr. Horowitz:

Helmerich & Payne, Inc., a Delaware company (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) set forth in the Staff’s letter dated June 22, 2018 (the “Comment Letter”) in relation to the above-referenced Form 10-K.  Set forth below in this letter is the Company’s response to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter the Comments.  All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K.

Form 10-K for the Fiscal Year Ended September 30, 2017

Consolidated Balance Sheets at September 30, 2017 and 2016, page 50

1. Reconcile the summary of rigs, by asset group, as provided in the supplemental information captioned Exhibit III, to the carrying value of contract drilling equipment for financial reporting purpose.  Explain if your ten asset groups encompass the entire contract drilling equipment population.  In that regard, as of September 30, 2017, the cost of your contract drilling equipment as disclosed in the consolidated balance sheet was $8.2 billion, accumulated depreciation on all property, plant and equipment was $3.9 billion and the net property, plant and equipment was $5.0 billion whereas, the total carrying value in Exhibit III differs.

Enclosed with this letter please find a Memorandum of Response with respect to the requested reconciliation of the carrying value of the ten rig asset groups, at September 30, 2017, as provided in the supplemental information captioned Exhibit III to the Company’s response to the

Comments of the staff dated April 12, 2018, to the carrying value of contract drilling equipment at September 30, 2017. Pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (collectively, the “Confidential Treatment Rules”), we are requesting that such supplemental information be returned to us or destroyed upon completion of your review and that, pending its return or destruction, it be withheld from release.  We further request that the Freedom of Information Act officer of the Commission accord such supplemental information (but not, for the avoidance of doubt, the responses set forth in this letter) confidential treatment under the rules of the Commission.

2. You disclose on page 2 of your Form 10-K that “the FlexRig4s are designed to efficiently drill more shallow depth wells of between 4,000 and 18,000 feet.”  Considering the disclosure in your Form 10-K regarding industry trends toward more complex drilling and the accelerated retirement of less capable mechanical rigs, explain in greater detail how the assumptions for the Domestic FlexRig4 asset group were determined with respect to your rig utilization levels and rig margins in the near- and longer-term.  Tell us about objective evidence used in determining your material assumptions and discuss the degree of uncertainty associated with these assumptions.

As disclosed on page 2 of our Form 10-K and as noted in our responses to the previous Comments by the Staff, the Company completed the decommissioning of its remaining mechanical rigs in fiscal year 2011.

The rigs in the FlexRig4 asset group are considered advanced rigs, integrating top drive, AC electric drive, hydraulic Blowout preventer (‘BOP’) handling system, hydraulic tubular make-up and break-out system, split crown and traveling blocks that enables simultaneous crew activities and are designed to efficiently drill more shallow depth wells of between 4,000 and 18,000 feet.

The FlexRig4 design includes a trailerized version and a skidding version, which incorporate additional environmental and safety designs. While the FlexRig4 trailerized version provides for more efficient well site to well site rig moves, the skidding version allows for drilling of up to 22 wells from a single pad which results in reduced environmental impact.

Please refer to the Memorandum discussed above which provides a further response to your comment.

3. Your Form 8-K dated April 26, 2018 includes a statement that as market conditions are tightening for FlexRigs, average dayrates for your rigs in the U.S. Land spot market are expected to accelerate.  Discuss your more recent contract status, rig utilization levels, and rig margins for the Domestic FlexRig4 asset group as of May 31, 2018 and compare to similar metrics as of September 30, 2017.  As part of your response, tell us whether you have conducted additional impairment evaluations, and for which asset group(s), subsequent to September 30, 2017.  Include a description of (i) current events or changes in circumstances, if any, which affected the assumptions used in your last impairment evaluation, and (ii) if additional testing was performed, identify changes to your assumptions made as a result.

Please refer to the Memorandum discussed above which provides a further response to your comment.

4. We note from your Form 8-K dated November 16, 2017 that there is demand for rigs capable of drilling more complex horizontal wells with longer laterals and that you have the capability to upgrade your existing FlexRigs to super-spec capacity.  If the demand for super-spec rigs remains consistent, discuss management’s plans to upgrade the Domestic FlexRig4 asset group and describe the potential impact to your liquidity and capital resources from the capital investment that would be necessary for such upgrades.

Please refer to the Memorandum discussed above which provides a further response to your comment.

Please contact the undersigned at (918) 588-5190 should you require further information or have any questions.

Very truly yours,

/s/ Mark W. Smith
Mark W. Smith
Chief Financial Officer
Helmerich & Payne, Inc.

cc:                                Pankaj Sinha

Skadden, Arps, Slate, Meagher & Flom, LLP